EXHIBIT 12.1

Mondelēz International, Inc. and Subsidiaries

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars, except ratio)

	For the Three Months Ended June 30, 2017	For the Six Months Ended June 30, 2017

Earnings from continuing operations before income taxes	$517	$1,238

Add/(Deduct):
Distributed income from less than 50% owned affiliates	10	132
Fixed charges	153	293
Interest capitalized, net of amortization	(2)	(3)

Earnings available for fixed charges	$678	$1,660

Fixed charges:
Interest incurred:
Interest expense (1)	$124	$236
Capitalized interest	2	3

	126	239
Portion of rent expense deemed to represent interest factor	27	54

Fixed charges	$153	$293

Ratio of earnings to fixed charges	4.4	5.7

Notes:

(1)	Excludes interest related to uncertain tax positions, which is recorded in our tax provision.